UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                   Golden Opportunity Development Corporation
                                (Name of Issuer)


                         Common Stock, par value $0.001
                         (Title of Class of Securities)


                                   38114T 10 9
                                 (CUSIP Number)


                Richard D. Surber, 268 West 400 South, Suite 300,
                    Salt Lake City, Utah 84101 (801)575-8073
                 (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 14, 1999
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

                                  SCHEDULE 13D

CUSIP No. 739272 20-1                                         Page 2 of 4 Pages

1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        A-Z Oil LLC., a Utah corporation ("A-Z")


2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                       (A) (   )
                                                                       (B) (   )

3)  SEC USE ONLY

4)  SOURCE OF FUNDS
        OO

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E).        [   ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

A-Z does business in the State of Utah and is incorporated in the State of Utah.

                           7)  SOLE VOTING POWER                         20,000
NUMBER OF
SHARES
BENEFICIALLY               8)  SHARED VOTING POWER                             0
OWNED BY
EACH
REPORTING                  9)  SOLE DISPOSITIVE POWER                    20,000
PERSON WITH

                           10)  SHARED DISPOSITIVE POWER                      0

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        20,000

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.3%

14)  TYPE OF REPORTING PERSON

CO

Item 1.  Security and Issuer

         This schedule relates to common stock, par value $0.001 per share, of Golden Opportunity Development Corporation. ("Common Stock"). Golden Opportunity Development Corporation ("GODC") is a Louisiana corporation with principal offices at 268 West 400 South, Suite 300, Salt Lake City, Utah 84101

Item 2.  Identity and Background

(a)  This schedule is filed by A-Z Oil LLC., a Utah corporation ("A-Z")

(b) The business address for A-Z is 268 West 400 South, Suite 300, Salt Lake City, Utah 84101

(c) The principal business of A-Z is providing financial and business consulting services.

(d) A-Z has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

(e) During the last five years A-Z has never been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)  A-Z is a Utah corporation

Item 3.  Source and Amount of Funds or Other Consideration

         The 20,000 shares that are the impetus for filing this schedule were acquired by A-Z from GODC for services rendered to the Company by A-Z.

Item 4.  Purpose of Transaction

         The following discussion states the purpose or purposes of the acquisition of securities of the issuer and describes any plans or proposals resulting in material transactions with GODC

         A-Z acquired the shares for investment purposes and has no current plans to purchase additional shares or to dispose of any of its shares in GODC

         A-Z is not aware of any current plans or proposals which would involve any extraordinary corporate transaction, involve any sale or transfer of a material amount of the corporation's assets, a change in the directors or management of the corporation or change its capitalization or dividend policies, involve a change in the corporation's business or corporate structure or change its charter or by-laws or the status of the common stock of the corporation.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by A-Z may be found in rows 7 - 11 and 13 of the cover page.

(b) The powers that A-Z has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page. The quantity of shares owned by A-Z is 20,000 shares of Common Stock which were acquired for services.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed in Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to Be Filed as Exhibits.

         None

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            A-Z Oil LLC., a Utah corporation


                                                /s/BonnieJean C Tippetts
                                            --------------------------------
Date:__2/7/2000________                      BonnieJean Tippetts, President



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).